EXHIBIT 12.1

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, AG

RATIO OF EARNINGS TO FIXED CHARGES

($ IN THOUSANDS)

	Six Months Ended June 30,	Year Ended December 31,
	2012	2011	2010	2009	2008	2007
Earnings/Income before income taxes	$326,964	$305,528	$691,950	$643,531	$176,002	$470,286
Fixed charges:
Interest expense on senior notes	27,757	54,989	40,242	39,019	38,743	37,848
One third of payments under operating lease	1,876	4,269	4,583	4,070	3,664	2,916

Total fixed charges	29,633	59,258	44,825	43,089	42,407	40,764
Earnings plus fixed charges	356,597	364,786	736,775	686,620	218,409	511,050
RATIO OF EARNINGS TO FIXED CHARGES	12.0	6.2	16.4	15.9	5.2	12.5